UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Summit Midstream Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

866142102

(CUSIP Number)

Chris Leininger

12680 High Bluff Drive

Suite 400

San Diego, California 92130

858-703-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 866142102	13D	Page 1 of 15 pages

1	Names of Reporting Persons Energy Capital Partners II, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 263,139
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 263,139

11	Aggregate Amount Beneficially Owned by Each Reporting Person 263,139
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.9%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 866142102	13D	Page 2 of 15 pages

1	Names of Reporting Persons Energy Capital Partners GP II, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 263,139
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 263,139

11	Aggregate Amount Beneficially Owned by Each Reporting Person 263,139
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.9%
14	Type of Reporting Person PN

CUSIP No. 866142102	13D	Page 3 of 15 pages

1	Names of Reporting Persons Energy Capital Partners II, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 55,312
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 55,312

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,312
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.8%
14	Type of Reporting Person PN

CUSIP No. 866142102	13D	Page 4 of 15 pages

1	Names of Reporting Persons Energy Capital Partners II-A, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 160,146
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 160,146

11	Aggregate Amount Beneficially Owned by Each Reporting Person 160,146
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.4%
14	Type of Reporting Person PN

CUSIP No. 866142102	13D	Page 5 of 15 pages

1	Names of Reporting Persons Energy Capital Partners II-B IP, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 101,292
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 101,292

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,292
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.5%
14	Type of Reporting Person PN

CUSIP No. 866142102	13D	Page 6 of 15 pages

1	Names of Reporting Persons Energy Capital Partners II-C (Summit IP), LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 91,770
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 91,770

11	Aggregate Amount Beneficially Owned by Each Reporting Person 91,770
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.4%
14	Type of Reporting Person PN

CUSIP No. 866142102	13D	Page 7 of 15 pages

1	Names of Reporting Persons Energy Capital Partners II (Summit Co-Invest), LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,583
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,583

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,583
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person PN

CUSIP No. 866142102	13D	Page 8 of 15 pages

1	Names of Reporting Persons SMLP Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 51,988
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 51,988

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,988
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.8%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 866142102	13D	Page 9 of 15 pages

EXPLANATORY NOTE

This Amendment No. 10 to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 1, 2016 (as amended, the “Schedule 13D”), relating to the common units representing limited partner interests in the Issuer (the “Common Units”) of Summit Midstream Partners, LP (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Purchase Agreement

On May 28, 2020 (the “Closing Date”), pursuant to a purchase agreement, dated as of May 3, 2020 (the “Purchase Agreement”), by and among the Issuer, and the parties thereto, the Issuer purchased all the outstanding limited liability company interests of Summit Midstream Partners, LLC (“Summit Investments”), which is the sole member of Summit Midstream Partners Holdings, LLC (“SMP Holdings”), which in turn owns (a) 45,318,866 Common Units and (b) the right of SMP Holdings to receive the deferred purchase price obligation under the contribution agreement by and between the Issuer and SMP Holdings, dated February 25, 2016, as amended, in exchange for approximately $28.2 million in cash and warrants for the purchase of up to an aggregate of 8,059,609 Common Units issued to SMP TopCo, LLC.

Also pursuant to the Purchase Agreement, the Issuer purchased 5,915,827 Common Units held by SMLP Holdings, LLC (“SMLP”), in exchange for approximately $6.8 million in cash and warrants for the purchase of up to an aggregate of 1,940,391 Common Units issued to SMLP (together with warrants for the purchase of up to an aggregate of 8,059,609 Common Units, the “Warrants”).

As a result of these transactions, Summit Investments became a wholly owned subsidiary of the Issuer. Further pursuant to the Purchase Agreement, on the Closing Date, each of Mr. Peter Labbat, Mr. Chris Leininger, Mr. Matthew Delaney, Mr. Francesco Ciabatti and Mr. Thomas Lane resigned from the board of directors of Summit Midstream Partners GP, LLC, the general partner of the Issuer.

The exercise price under the Warrants is $1.023 per Common Unit. The Warrants provided that the Issuer will file a registration statement to register the Common Units issuable upon exercise of the Warrants no later than 90 days following the Closing Date and use commercially reasonable efforts to cause such registration statement to become effective.

On November 10, 2020, the Issuer effected a 1-for-15 reverse stock split. As a result, the Warrants were then exercisable for the purchase of an aggregate of 666,667 Common Units at a strike price of $15.345 per Common Unit.

CUSIP No. 866142102	13D	Page 10 of 15 pages

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Conversion of Warrants and Distribution

On August 5, 2021, each of SMP TopCo, LLC and SMLP effected a cashless exercise of the Warrants and received 334,028 Common Units and 80,419 Common Units, respectively.

In September 2021, SMP TopCo, LLC voluntarily dissolved and, in connection with the dissolution, SMP TopCo, LLC made a liquidating distribution of the Common Units as follows: 5,136 Common Units to Energy Capital Partners II, LP (“ECP II”), 167,307 Common Units to Energy Capital Partners II-A, LP (“ECP II-A”), 76,267 Common Units to Energy Capital Partners II-B IP, LP (“ECP II-B”), 61,539 Common Units to Energy Capital Partners II-C (Summit IP), LP (“ECP II-C”), and 20,870 Common Units to Energy Capital Partners II (Summit Co-Invest), LP (“ECP Summit Co-Invest” and together with ECP II, ECP II-A, ECP II-B and ECP II-C, the “ECP Funds”).

General

The Reporting Persons acquired the securities pursuant to the transactions as described in this Schedule 13D. The Reporting Persons currently intend to sell all of the Common Units now held in the open market or in privately negotiated transactions. Other than as described, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 866142102	13D	Page 11 of 15 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Common Units and percentage of Common Units beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 6,744,926 Common Units outstanding as of August 1, 2021, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 9, 2021:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Energy Capital Partners II, LLC	263,139	3.9%	0	263,139	0	263,139
Energy Capital Partners GP II, LP	263,139	3.9%	0	263,139	0	263,139
Energy Capital Partners II, LP	55,312	0.8%	0	55,312	0	55,312
Energy Capital Partners II-A, LP	160,146	2.4%	0	160,146	0	160,146
Energy Capital Partners II-B IP, LP	101,292	1.5%	0	101,292	0	101,292
Energy Capital Partners II-C (Summit IP), LP	91,770	1.4%	0	91,770	0	91,770
Energy Capital Partners II (Summit Co-Invest), LP	10,583	0.2%	0	10,583	0	10,583
SMLP Holdings, LLC	51,988	0.8%	0	51,988	0	51,988

SMLP is the record holder of 51,988 Common Units. ECP II is the record holder of 3,324 Common Units. ECP II-A is the record holder of 108,158 Common Units. ECP II-B is the record holder of 49,304 Common Units. ECP II-C is the record holder of 39,782 Common Units. ECP Summit Co-Invest is the record holder of 10,583 Common Units.

ECP is the general partner of Energy Capital Partners GP II, LP (“ECP GP”), which is the general partner of each of the ECP Funds. The ECP Funds, other than ECP Summit Co-Invest, also hold all of the membership interests in SMLP. Accordingly, ECP, ECP GP and the ECP Funds, other than ECP Summit Co-Invest, may be deemed to indirectly beneficially own all of the Common Units held by SMLP.

(c) Since September 14, 2021, the ECP Funds and SMLP disposed an aggregate of 145,490 Common Units in a series of open market transactions. Details by date, listing the number of Common Units disposed of and the weighted average price per unit are provided below.

CUSIP No. 866142102	13D	Page 12 of 15 pages

Date	Common Units Disposed Of	Weighted Average Price per Unit
September 14, 2021	3,300	$36.89446
September 15, 2021	7,052	$37.00013
September 16, 2021	16,101	$37.58354
September 17, 2021	4,080	$37.26287
September 22, 2021	5,271	$36.25413
September 23, 2021	4,105	$36.72183
September 24, 2021	3,530	$36.44348
September 27, 2021	1,873	$37.02494
September 28, 2021	3,655	$36.71651
September 29, 2021	8,319	$36.95845
September 30, 2021	700	$36.69500
October 1, 2021	12,164	$36.91530
October 4, 2021	11,893	$37.99289
October 5, 2021	6,338	$38.56338
October 6, 2021	2,400	$37.20062
October 7, 2021	1,340	$36.52203
October 8, 2021	507	$36.06726
October 12, 2021	8,841	$36.00334
October 13, 2021	33,790	$38.11806
October 14, 2021	6,000	$37.55800
October 15, 2021	4,231	$37.64915

(d)	None.

(e)	In September 2021, as a result of the dissolution of SMP TopCo, LLC, SMP TopCo, LLC ceased to be the beneficial owners of more than five percent of the Common Units of the Issuer.

In October 2021, as a result of the stock sales reported in Item 5(c), each of the other Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Units of the Issuer.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding to the Exhibits as follows:

CUSIP No. 866142102	13D	Page 13 of 15 pages

Exhibit Number	Description

4	Purchase Agreement, dated May 3, 2020, by and among Energy Capital Partners II, LP, Energy Capital Partners II-A, LP, Energy Capital Partners II-C (SMLP IP), LP, Energy Capital Partners II-C (Summit IP), LP, Energy Capital Partners II (Summit Co-Invest), LP and Summit Midstream Management, LLC, as contributors, SMP TopCo, LLC and SMLP Holdings, LLC, as sellers, Summit Midstream Partners, LP, as the acquiror, and, solely for certain purposes set forth therein, Summit Midstream Partners GP, LLC (incorporated by reference to Exhibit 2.1 of Summit Midstream Partners, LP’s Current Report on Form 8-K filed with the SEC on May 5, 2020).

CUSIP No. 866142102	13D	Page 14 of 15 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2021

Energy Capital Partners II, LLC

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners GP II, LP
By: Energy Capital Partners II, LLC, its general partner

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners II, LP
By: Energy Capital Partners GP II, LP, its general partner
By: Energy Capital Partners II, LLC, its general partner

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners II-A, LP
By: Energy Capital Partners GP II, LP, its general partner
By: Energy Capital Partners II, LLC, its general partner

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

CUSIP No. 866142102	13D	Page 15 of 15 pages

Energy Capital Partners II-B IP, LP
By: Energy Capital Partners GP II, LP, its general partner
By: Energy Capital Partners II, LLC, its general partner

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners II-C (Summit IP), LP
By: Energy Capital Partners GP II, LP, its general partner
By: Energy Capital Partners II, LLC, its general partner

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners II (Summit Co-Invest), LP
By: Energy Capital Partners GP II, LP, its general partner
By: Energy Capital Partners II, LLC, its general partner

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

SMLP Holdings, LLC

By:	/s/ Matthew Delaney
Name:	Matthew Delaney
Title:	Vice President